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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                   FORM 8-A/A

                                 AMENDMENT NO. 5



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                  ADAPTEC, INC.
           ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)



               Delaware                               94-2748530
  -------------------------------------           --------------------
(State of incorporation or organization)           (I.R.S. Employer
                                                  Identification No.)


        691 S. Milpitas Blvd.
        Milpitas, California                             94035
  --------------------------------------          --------------------
(Address of principal executive offices)              (Zip code)


If this Form relates to the               If this Form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective             Exchange Act and is effective
pursuant to General Instruction           pursuant to General Instruction
A.(c), please check the following         A.(d), please check the following
box.  [  ]                                box.  [x]



                     Securities to be registered pursuant to
                         Section 12(b) of the Act: None.



           Securities to be registered pursuant to Section 12(g) of the Act:



                         Preferred Stock Purchase Rights
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                                (Title of Class)

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Item 1:   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED:

         On April 25, 1989, the Board of Directors of Adaptec, Inc. (the "Company") declared a dividend of one share purchase right (a "Right") for each outstanding share of common stock, par value $0.001 per share (the "Common Shares"), of the Company. The dividend was paid on May 9, 1989 (the "Record Date") to stockholders of record at the close of business on that date, and Rights have been issued in connection with all Common Shares issued since the Record Date. The Rights were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Act") on a Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on May 11, 1989. Under the terms of the Common Shares Rights Agreement dated as of April 25, 1989 (the "1989 Rights Agreement") entered into by the Company and Bank of America, N.T. & S.A. as rights agent, each Right entitled the registered holder to purchase from the Company one share of Common Stock. On June 30, 1992, the Company's Board of Directors approved the First Amended and Restated Common Shares Rights Agreement (the "1992 Rights Agreement"), which amended and restated the 1989 Rights Agreement to, among other things, eliminate the self-dealing flip-in feature and add a permitted offer provision. In addition, Chemical Bank and Trust Company of California was appointed to succeed Bank of America, N.T. & S.A. as rights agent. On December 5, 1996, the Company's Board of Directors approved the Second Amended and Restated Rights Agreement (as amended, the "1996 Rights Agreement"), which amended and restated the 1992 Rights Agreement to, among other things, make each Right exercisable for one one-thousandth of a share of Series A Participating Preferred Stock (the "Series A Preferred") in lieu of one share of Common Stock. ChaseMellon Shareholder Services, LLC was appointed to succeed Chemical Bank and Trust Company of California as rights agent under the 1996 Rights Agreement.

         On February 1, 2001, the Company's Board of Directors approved the amendment and restatement of the 1996 Rights Agreement to, among other things, eliminate the "continuing director" and "permitted offer" provisions and the ability to redeem the Rights during the 10-day period following the acquisition by any person of a 20% interest in the Company. Accordingly, the Company and Mellon Investor Services LLC (the "Rights Agent"), successor to ChaseMellon Shareholder Services, LLC, entered into the Third Amended and Restated Rights Agreement, dated as of February 1, 2001 (the "2001 Rights Agreement"). The description and terms of the Rights are set forth in the 2001 Rights Agreement between the Company and the Rights Agent.

         The following summary of the principal terms of the 2001 Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

         The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date evidence the Rights related thereto, and Common

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Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

DISTRIBUTION DATE

         The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) the tenth day (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

         As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements, unless any such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) December 5, 2006 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

INITIAL EXERCISE OF RIGHTS

         Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $180.00 per Right (the "Exercise Price"), one one-thousandth of a share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board of Directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.


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RIGHT TO BUY COMPANY COMMON SHARES

         Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the Company's Common Shares then outstanding, then proper provision will be made so that each holder of a Right that has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances as determined by the Board of Directors, cash, other property or other securities) having a market value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

RIGHT TO BUY ACQUIRING COMPANY STOCK

         Similarly, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right that has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price.

EXCHANGE PROVISION

         At any time after the acquisition by an Acquiring Person of 20% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

REDEMPTION

         At any time on or prior to the close of business on the earlier of (i) the day of the acquisition by an Acquiring Person of 20% or more of the Company's outstanding Common Shares (the "Shares Acquisition Date") or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

ADJUSTMENTS TO PREVENT DILUTION

         The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement.

CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES


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         No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right, and in lieu thereof an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

         The provisions of the 2001 Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the 2001 Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the 2001 Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED

         Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a preferential liquidation payment equal to 1,000 times the per share amount to be distributed to the holders of the Common Shares. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

CERTAIN ANTI-TAKEOVER EFFECTS

         The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater


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position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $.01 per Right until the accumulation of 20% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

         The Rights do not in any way weaken the financial strength of the Company or interfere with its business plans. The Rights themselves have no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and do not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

         As of December 31, 2000, there were approximately 98,565,191 Common Shares outstanding. Two hundred fifty thousand Preferred Shares are reserved for issuance upon exercise of the Rights, subject to adjustment from time to time in accordance with the Rights Agreement.

         The 2001 Rights Agreement, which specifies the terms of the Rights and which includes as exhibits thereto the form of Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock, the Form of Rights Certificate and the form of Summary of Rights to Purchase Preferred Shares, is filed as Exhibit 4.1 hereto. The aforementioned exhibits hereto are incorporated herein by reference, and the foregoing description of the Rights and Series A Preferred is qualified in its entirety by reference to such exhibits.


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Item 2:   EXHIBITS

         3.1 Restated Certificate of Incorporation of Registrant. (Incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K for the year ended March 31, 1998.)

         4.1 Form of Third Amended and Restated Rights Agreement, dated as of February 1, 2001 between Registrant and Mellon Investor Services LLC, as Rights Agent, which includes as EXHIBIT A the form of Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock, as EXHIBIT B the Form of Rights Certificate and as EXHIBIT C the Summary of Rights to Purchase Preferred Shares. (Where EXHIBIT A is incorporated by reference to Exhibit A of Exhibit No. 1 to Registrant's Registration Statement on Form 8-A/A, Amendment No. 4 filed with the Securities and Exchange Commission on January 14, 1997.) The Rights Certificates will not be distributed until after the Distribution Date (as such term is defined in the 2001 Rights Agreement).


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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  March 20, 2001

                                ADAPTEC, INC.



                                By: /s/ Robert L. Schultz, Jr.
                                   --------------------------------
                                   Robert L. Schultz, Jr.
                                   Chief Operating Officer


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                                  EXHIBIT INDEX

Exhibit
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3.1      Restated Certificate of Incorporation of Registrant. (Incorporated by
         reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K for the year ended March 31, 1998.)

4.1 Rights Agreement dated February 1, 2001 between Registrant and Mellon Investor Services LLC, as Rights Agent, which includes as EXHIBIT A the form of Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock, as EXHIBIT B the Form of Rights Certificate and as EXHIBIT C the Summary of Rights to Purchase Preferred Shares. (Where EXHIBIT A is incorporated by reference to Exhibit A of Exhibit No. 1 to Registrant's Registration Statement on Form 8-A/A, Amendment No. 4 filed with the Securities and Exchange Commission on January 14, 1997.) The Rights Certificates will not be distributed until after the Distribution Date (as such term is defined in the 2001 Rights Agreement).